
June 3, 2013

Via E-mail
Marguerite M. Elias
Senior Vice President and General Counsel
Gogo Inc.
1250 N. Arlington Heights Road, Suite 500
Itasca, IL 60143

> **Re: Gogo Inc.**
> **Amendment No. 9 to Registration Statement on Form S-1**
> **Filed May 24, 2013**
> **File No. 333-178727**

Dear Ms. Elias:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We have considered your response to comment 3 in our letter dated May 13, 2013; however, we note specific disclosure on page 62 identifying specific airline partners and specific provisions and amendments entered into with respect to the applicable connectivity agreements with each airline partner. For example, with respect to the specific disclosure identified in our prior comment 3, we note the following:

   - Page 16: "We have contracted with one of our existing North American airline partners to provide ATG-4 and Ku-band satellite equipment for installation on…more than 200 new aircraft…";

    o We note disclosure on page 62 that indicates this airline partner is American Airlines pursuant to an additional connectivity agreement entered into with American Airlines on September 13, 2012, under which you will provide Gogo Connectivity Service and Gogo Vision on more than 200 of American's new Airbus A320 and Boeing 737 aircraft.

   • Page 17: "We have also contracted to provide Ku-band satellite equipment and our Gogo service to the international fleet of one of our North American airline partners, which currently consists of 170 aircraft";

    o We note disclosure on page 62 that indicates this airline partner is Delta Air Lines pursuant to a new connectivity agreement entered into with Delta Air Lines on March 20, 2013 to provide Gogo connectivity service to Delta's international fleet, which currently consists of 170 aircraft.

Please revise your disclosure throughout the prospectus to provide the identity of the specific airline partners as it relates to the applicable material connectivity agreements, as noted in the disclosure referenced above. Furthermore, please note that we are reviewing your confidential treatment request for portions of your exhibits and will deliver any comments on your confidential treatment request under separate cover. Please be aware that comments on your confidential treatment request may impact disclosure in your registration statements. All confidential treatment issues must be resolved before we will consider a request for acceleration of effectiveness for the registration statement.

Financial Statements

Consolidated Balance Sheets as of December 31, 2012 and 2011, page F-28

2. We note that you have included a pro forma presentation as of March 31, 2013 on page F-2 to reflect the conversion of your preferred into common stock. Since you have included the pro forma balance sheet for the most recent period to comply with Rule 11-02(c) of Regulation S-X, please delete the pro forma presentation from the face of your consolidated balance sheets as of December 31, 2012 and 2011.

11. Commitments and Contingencies, page F-15

3. We note that certain of your agreements may require you to provide a credit or pay liquidated damages to your airline partners as a result of the occurrence of specified events, some of which may be out of your control. You state that the maximum amount of future credits or payments you could be required to make under these agreements is uncertain. Please revise to clarify why the amount or extent of your exposure is "uncertain" and tell us how you complied with the disclosure requirements of ASC 450-20 as they relate to these loss contingencies.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser at (202) 551-3359 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
      Matthew E. Kaplan, Esq.
      Debevoise & Plimpton LLP